ISSUER FREE WRITING PROSPECTUS NO. 340KK Filed Pursuant to Rule 433 Registration Statement No. 333-137902 Dated March 6, 2008 Yield Optimization Notes with Contingent Protection
Enhanced Income Solutions for Equity Investors

Deutsche Bank AG, London Branch

$• Notes Linked to the Least Performing Common Stock Among Lehman Brothers Holdings Inc., JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. due on or about June 19, 2008

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by Deutsche Bank AG linked to the Least Performing Common Stock among Lehman Brothers Holdings Inc., JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. (each, a “Common Stock” and, collectively, the “Common Stocks”). The Notes pay a coupon at maturity at a rate of 20.00% per annum. At maturity, investors will receive their initial investment in cash as long as none of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period. If any of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, investors will receive a cash payment based on the performance of the Least Performing Common Stock, as described below, which may be more or less than their initial investment and which may be zero. Investing in the Notes is subject to significant risks, including potential loss of some or all of your initial investment.

Features

❑

The coupon payment is made regardless of whether any Common Stock closes below its respective Trigger Price on any trading day during the Observation Period and is designed to compensate you for the fact that, because the Notes do not fully protect your initial investment, you could lose some or all of your initial investment.

❑

The contingent protection feature protects your initial investment only if the closing price of each Common Stock never falls below its specified Trigger Price during the Observation Period and you hold the Notes to Maturity.

❑

If none of the Common Stocks has closed below its respective Trigger Price, at maturity you will receive a cash payment equal to your initial investment. You will not participate in any appreciation of the Common Stocks at maturity.

❑

If any of the Common Stocks has closed below its respective Trigger Price, at maturity you will receive a cash payment equal to your initial investment multiplied by the Lowest Stock Performance. The amount you receive may be worth more or less than your initial investment and may be zero.

Key Dates1

Trade Date	March 14, 2008

Settlement Date[2]	March 19, 2008

Coupon Payment Date[2]	June 19, 2008

Final Valuation Date[2]	June 16, 2008

Maturity Date[2]	June 19, 2008

CUSIP	25154H 61 6

ISIN	US25154H6160

[1]

The Notes are expected to price on or about March 14, 2008 and settle on or about March 19, 2008. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Notes remains the same.

[2]	Subject to postponement in the event of a market disruption event and as described under “General Terms of the Notes—Market Disruption Event” in the accompanying product supplement.

Note Offerings

We are offering Yield Optimization Notes with Contingent Protection Linked to the Least Performing Common Stock Among Lehman Brothers Holdings Inc., JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. The Notes are our senior unsecured obligations and are offered in $10.00 denominations at a minimum investment of $1,000.

See “Additional Terms Specific to the Notes” in this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement KK dated September 14, 2007 and this free writing prospectus. See “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement KK for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement KK dated September 14, 2007 with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the Notes, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement KK. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$10.00	$0.06	$9.94

Total

(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this free writing prospectus.

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement KK dated September 14, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Product supplement KK dated September 14, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507201619/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, “Notes” refers to the Yield Optimization Notes with Contingent Protection Linked to the Least Performing Common Stock Among Lehman Brothers Holdings Inc., JPMorgan Chase & Co. and The Goldman Sachs Group, Inc. that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this free writing prospectus and “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You are willing to receive a cash payment at maturity that may be worth less than your initial investment.

♦	You believe that the market price of any of the Common Stocks is not likely to increase by more than the value of the coupon payments made on the Notes.

♦	You believe that no Common Stock is likely to close below its respective Trigger Price (to be determined on the Trade Date) on any trading day during the Observation Period.

♦	You understand that you could lose up to 100% of your initial investment if any Common Stock closes below its respective Trigger Price on any trading day during the Observation Period.

♦	You do not seek current income from your investment.

♦	You are willing to invest in the Notes based on the stated coupon rate.

♦	You are willing and able to hold the Notes to maturity.

♦	You are willing to invest in notes for which there may be little or no secondary market.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You believe the market price of any of the Common Stocks is likely to increase by more than the value of the coupon payments made on the Notes.

♦	You believe that any Common Stock is likely to close below its respective Trigger Price (to be determined on the Trade Date) on any trading day during the Observation Period.

♦	You seek current income from your investment.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch

Issue Price	$10.00 per Note

Common Stocks	Lehman Brothers Holdings Inc. (Bloomberg symbol “LEH”) JPMorgan Chase & Co. (Bloomberg symbol “JPM”) The Goldman Sachs Group, Inc. (Bloomberg symbol “GS”)

Term	3 months

Coupon	20.00% per annum (5.00% to be paid on the Maturity Date)

Initial Stock Price	For each Common Stock, the closing price of such Common Stock on the Trade Date

Trigger Price	For each Common Stock, between 55% and 60% (to be determined on the Trade Date) of the Initial Stock Price of such Common Stock

Final Stock Price

For each Common Stock, the closing price of such Common Stock on the Final Valuation Date, subject to adjustment as described under “General Terms of the Notes—Anti-dilution Adjustments” in the accompanying product supplement.

Payment at Maturity (per $10.00 Note)

If none of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, investors will receive a cash payment of $10.00 per $10.00 Note.

If any of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, investors will receive a cash payment per $10.00 Note equal to:

$10.00 x Lowest Stock Performance

In this case, the amount investors receive at maturity may be worth more or less than the initial investment and may be zero.

Common Stock Performance	For each Common Stock,
Common Stock = Final Stock Price Performance Initial Stock Price

Lowest Stock Performance	The lowest Common Stock Performance

Coupon Payment Date	June 19, 2008 (also the Maturity Date)

Observation Period	The period starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date

Determining Payment at Maturity

Scenario Analysis and Examples at Maturity

The numbers appearing in the following table and the hypothetical examples below have been rounded for ease of analysis. The hypothetical results in the table below reflect an Initial Stock Price of $50.00 for the Least Performing Common Stock, a hypothetical Trigger Price equal to 57.5% of such Initial Stock Price, a term of 3 months for the Notes and a coupon rate of 20% per annum (the actual Trigger Price and Initial Stock Price for each Common Stock will be determined on the Trade Date).

Least Performing Common Stock		None of the Common Stocks has closed below its respective Trigger Price		At least one of the Common Stocks has closed below its respective Trigger Price
Final Stock Price	Common Stock Performance	Payment at Maturity*	Return at Maturity*	Payment at Maturity*	Return at Maturity*
$100.00	200.00%	$10.50	5.00%	$20.50	105.00%
$ 90.00	180.00%	$10.50	5.00%	$18.50	85.00%
$ 80.00	160.00%	$10.50	5.00%	$16.50	65.00%
$ 70.00	140.00%	$10.50	5.00%	$14.50	45.00%
$ 65.00	130.00%	$10.50	5.00%	$13.50	35.00%
$ 60.00	120.00%	$10.50	5.00%	$12.50	25.00%
$ 55.00	110.00%	$10.50	5.00%	$11.50	15.00%
$ 50.00	0.00%	$10.50	5.00%	$10.50	5.00%
$ 45.00	90.00%	$10.50	5.00%	$ 9.50	-5.00%
$ 40.00	80.00%	$10.50	5.00%	$ 8.50	-15.00%
$ 35.00	70.00%	$10.50	5.00%	$ 7.50	-25.00%
$ 30.00	60.00%	$10.50	5.00%	$ 6.50	-35.00%
$ 28.75	57.50%	$10.50	5.00%	$ 6.25	-37.50%
$ 25.00	50.00%	n/a	n/a	$ 5.50	-45.00%
$ 20.00	40.00%	n/a	n/a	$ 4.50	-55.00%
$ 10.00	20.00%	n/a	n/a	$ 2.50	-75.00%
$ 0.00	0.00%	n/a	n/a	$ 0.50	-95.00%

*	Including coupon payment. Payment at maturity is shown per $10.00 Note.

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term: 3 months

Coupon per annum: 20.00%

Initial Investment: $10.00 per Note

Lowest Stock Performance: 70.00%

Example #1: None of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period.

Since none of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, your initial investment is protected and you will receive at maturity, in addition to the coupon payment, a cash payment equal $10.00 per $10.00 Note.

Payment at maturity: $10.00

Coupon: $0.50

Total: $10.50

Total return on the Note: 5.00%

Example #2: At least one of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period.

Since at least one of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, you will receive at maturity, in addition to the coupon payment, a cash payment per $10.00 Note equal to:

$10.00 x Lowest Stock Performance = $10.00 x 70.00% = $7.00

Payment at maturity: $7.00

Coupon: $0.50

Total: $7.50

Total return on the Note: -25.00%

What are the tax consequences of the Notes?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and in particular, the tax consequences described under “—Notes with a Term of Not More Than One Year.” Although the tax consequences of an investment in the Notes are uncertain, we believe it is reasonable (in the absence of an administrative decision or judicial ruling to the contrary) to treat a Note for U.S. federal income tax purposes as an option (the “Option”), written by you to us to enter into a cash-settled forward contract (the “Forward Contract”) to acquire the Least Performing Common Stock, secured by a cash deposit (the “Deposit”) equal to the issue price of the Note, which will bear an annual yield of         % (to be determined on the Trade Date) based on our cost of borrowing. Under this treatment, you will recognize ordinary income with respect to the yield on the Deposit, and short-term capital gain or loss with respect to the Option or the Forward Contract, as the case may be.

If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Notes, the timing and/or character of income on the Notes might differ materially. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Notes.

For a discussion of certain German tax considerations relating to the Notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to an investment in the Notes offered hereby are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the accompanying product supplement KK. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes offered hereby.

♦

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The Notes do not guarantee any return of your initial investment at maturity. If any Common Stock closes below its respective Trigger Price on any trading day during the Observation Period, the return on the Notes at maturity will be determined based on the Lowest Stock Performance and you will not benefit from any appreciation of the Common Stocks that perform better than the Least Performing Common Stock. You could lose some or all of your initial investment at maturity.

♦

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE COMMON STOCKS – Investing in the Notes may not reflect the returns you would realize if you had actually invested in the Common Stocks. As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Common Stocks would have. Furthermore, if none of the Common Stocks has closed below its respective Trigger Price on any trading day during the Observation Period, at maturity you will receive your initial investment in the Notes, in addition to the coupon payment, regardless of the performance of the Common Stocks and you will not benefit from any appreciation of any of the Common Stocks.

♦

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity is based on the full face amount of the Notes, the original issue price of the Notes includes the agents’ commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. Accordingly, you should be willing and able to hold your Notes to maturity.

♦

LACK OF LIQUIDITY – The Notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Notes in the secondary market but is not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Notes.

♦

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES – In addition to the price of each of the Common Stocks on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the expected volatility of the Common Stocks, the time to maturity of the Notes, the dividend rate on the Common Stocks, interest and yield rates in the markets generally and in the market of the Common Stocks, a variety of economic, financial, political, regulatory or judicial events, supply and demand for the Notes, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICES OF THE COMMON STOCKS OR THE MARKET VALUE OF THE NOTES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the Common Stocks to which the Notes are linked.

♦

WE HAVE NO AFFILIATION WITH THE ISSUERS OF THE COMMON STOCKS AND WE CANNOT ASSURE YOU THAT THE PUBLIC INFORMATION PROVIDED ON THE ISSUERS OF THE COMMON STOCKS IS ACCURATE OR COMPLETE – The issuers of the Common Stocks are not affiliates of ours and are not involved in any way in this offering of the Notes. We have no control over the actions of such issuers, including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity. The issuers of the Common Stocks have no obligation to consider your interest as an investor in the Notes in taking any corporate actions that might affect the value of your Notes. None of the money you pay for the Notes will go to the issuers of the Common Stocks.

All disclosure contained in this free writing prospectus and the accompanying product supplement regarding the issuers of the Common Stocks is derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the issuers of the Common Stocks in connection with this offering of the Notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the issuers of the Common Stocks are accurate or complete, and we are not responsible for public disclosure of information by the issuers of the Common Stocks, whether contained in filings with the SEC or otherwise.

♦

ANTI-DILUTION ADJUSTMENTS ARE LIMITED – The calculation agent will make adjustments to the Final Stock Price of any Common Stock and other terms of the Notes, for certain adjustment events affecting such Common Stock, including reverse stock splits and certain corporate actions, such as mergers. The calculation agent is not required, however, to make such adjustments in response to all corporate actions. Certain corporate actions that do not require an anti-dilution adjustment may materially and adversely affect the value of the Notes. See “General Terms of the Notes—Anti-dilution Adjustments” in the accompanying product supplement.

♦	YOUR INVESTMENT IS CONCENTRATED IN ONE INDUSTRY – Each of the Common Stocks is issued by a company in the financial services industry.

♦

UNCERTAIN TAX TREATMENT – Significant aspects of the tax treatment of the Notes are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this free writing prospectus or in the accompanying product supplement.

Lehman Brothers Holdings Inc.

All information regarding Lehman Brothers Holdings Inc. (“Lehman”) contained in this free writing prospectus is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Lehman is a global investment bank serving institutional, corporate, government and high net worth individual clients. The common stock of Lehman, par value of $0.10 per share, is listed on the New York Stock Exchange. Lehman’s SEC file number is 001-09466 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

The following graph below sets forth the historical performance of the common stock of Lehman from January 2, 2002 to March 5, 2008. The closing price of the common stock of Lehman on March 5, 2008 was $48.06. We obtained the historical closing prices of the common stock of Lehman from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the common stock of Lehman should not be taken as an indication of future performance, and no assurance can be given as to the stock price for any Common Stock. We cannot assure you that the performance of the Common Stocks will result in the return of your initial investment.

Lehman Brothers Holdings Inc.

JPMorgan Chase & Co.

All information regarding JPMorgan Chase & Co. (“JPMorgan”) contained in this free writing prospectus is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, JPMorgan is a financial holding company and one of the largest banking institutions in the United States. The common stock of JPMorgan, par value of $1.00 per share, is listed on the New York Stock Exchange. JPMorgan’s SEC file number is 001-05805 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

The following graph below sets forth the historical performance of the common stock of JPMorgan from January 2, 2002 to March 5, 2008. The closing price of the common stock of JPMorgan on March 5, 2008 was $38.69. We obtained the historical closing prices of the common stock of JPMorgan from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the common stock of JPMorgan should not be taken as an indication of future performance, and no assurance can be given as to the stock price for any Common Stock. We cannot assure you that the performance of the Common Stocks will result in the return of your initial investment.

JPMorgan Chase & Co.

The Goldman Sachs Group, Inc.

All information regarding The Goldman Sachs Group, Inc. (“Goldman Sachs”) contained in this free writing prospectus is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base. The common stock of Goldman Sachs, par value of $0.01 per share, is listed on the New York Stock Exchange. Goldman Sachs’ SEC file number is 001-14965 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

The following graph below sets forth the historical performance of the common stock of Goldman Sachs from January 2, 2002 to March 5, 2008. The closing price of the common stock of Goldman Sachs on March 5, 2008 was $164.97. We obtained the historical closing prices of the common stock of Goldman Sachs from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the common stock of Goldman Sachs should not be taken as an indication of future performance, and no assurance can be given as to the stock price for any Common Stock. We cannot assure you that the performance of the Common Stocks will result in the return of your initial investment.

The Goldman Sachs Group, Inc.

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.06 per $10.00 Note. UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price to the public indicated on the cover of this free writing prospectus minus a concession not in excess of the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement.